UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

July 7, 2014

Commission File Number:

1-14251

SAP SE

(Exact name of registrant as specified in its charter)

SAP EUROPEAN COMPANY

(Translation of registrant’s name into English)

Dietmar-Hopp-Allee 16

69190 Walldorf

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBITS	4
SIGNATURE	5
Exhibit 4.1

On July 7, 2014, SAP AG (“SAP”) announced the completion of its conversion into a European Company (Societas Europaea, SE). Effective as of today’s entry into the commercial register at the Local Court of Mannheim, SAP AG now operates and reports as SAP SE.

A European Company is a supranational legal form under European law for commercial enterprises within the territory of the European Union. SAP’s adoption of this legal form reflects the importance of SAP’s European and international operations.

The conversion was approved by the required 75% majority of shareholders at the Annual General Meeting in 2014, and mandatory negotiations with the representatives of the European SAP employees concerning the future participation of the European employees in SAP SE were successfully concluded within the six-month statutory period.

SAP remains headquartered in Walldorf, Germany. The shareholders of SAP AG automatically became shareholders of SAP SE, and their shareholder rights were not affected by the conversion. There will also be no changes to the manner or content of SAP’s financial reporting as a result of the conversion to a European Company.

The form of American Depositary Receipt reflecting this conversion is attached as Exhibit 4.1 hereto and incorporated by reference herein.

Please refer to our website (www.sap.com) for further information regarding the conversion.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s most recent Annual Report on Form 20-F for 2013 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

EXHIBITS

Exhibit No.	Exhibit

4.1	Form of American Depositary Receipt

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP SE
(Registrant)

By:	/s/ Luka Mucic
	Name:	Luka Mucic
	Title:	Member of the Executive Board, CFO

By:	/s/ Michael Junge
	Name:	Michael Junge
	Title:	Authorized Signatory (Prokurist)

Date: July 7, 2014

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